FILED BY DSV A/S
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AG
FILE NO. 132-02826

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, OR JAPAN OR INTO ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

DSV Conference Call held on 1 April 2019 at 10:00

Jens Bjørn Andersen CEO
Jens H. Lund CFO

Operator
Ladies and gentlemen. Welcome to the DSV conference call. For the first part this call, all participants will be in a listen-only mode and afterwards there will be question and answer session. Today I am pleased to present CEO Jens Bjørn Andersen and CFO Jens Lund. Speakers please begin.

0.00.15
Jens Bjørn Andersen CEO
Good morning and welcome everybody to the conference call where Jens Lund and myself will go through the recently announced acquisition of Panalpina where we this morning have announced the deal that we will put the two companies together. We have made a small presentation for you and I will point your attention to page no. 2. We have a little bit more thorough disclaimer than normal. I don't expect you guys want to read it up or read it all, but please read and take that into consideration.

So the agenda on page no. 3. We will try to do it as smooth as possible so we allow for questions afterwards, but we will talk a little bit about the strategic rationale of the combination. Transaction overview. A little bit about Panalpina at a glance and then what the combination will look like and next steps and Q&A.

We are this morning extremely excited. We are happy, we are proud, we are very humble that we have managed to strike a deal with the board of Panalpina. It is a high-quality company with unique customers and employees and skills, a strong company culture that we have been looking at for many many years and it is a very good day here at the head office in Denmark today. And both Jens Lund and myself we also look very much forward to meeting all the employees of Panalpina when we travel to their head office in Basel a little bit later today.

So on page no. 4, we have tried to put four-five points down on some of the strategic rationales behind the deal. We are creating now one of the world's largest transport and logistics companies and as we have talked about many times size matters in our fragmented industry and we truly believe that to be the case here also. It is the best of two worlds. We are two very strong companies individually but together we will be an even stronger company, there is no doubt about that. We have analysed Panalpina and we have seen that they have some unique customer relationships and also some vertical expertise that we probably don't have in DSV. There will be a lot of cross-selling opportunities and of course higher growth potential also by creating a new global top-4 player in freight forwarding and we will strengthen significantly our position within air and sea.

There will be a lot of commercial synergies from stronger network and the services that we will offer to our customers. Of course, there will be cost structure optimisation. We will consolidate operations, administration, warehouses and logistics facilities and we believe that the company can continue as we have seen in DSV to exercise some sort of cost leadership, which will be crucial to stay competitive and to grow the market share in our freight forwarding industry.

We also continue together to consolidate the infrastructure and we will leverage on the lessons that we learned from what we consider successful integration of UTi. Of course, this is also very, very important to bear in mind. We have what we consider a very, very strong and very, very attractive financial business case that always underpins all M&A that we do in DSV.

We target for the transaction to be EPS accretive (diluted and adjusted) in year 2 after the settlement. And we have a clear aspiration to lift the margins – the operating margins of the combined entity towards the margins of DSV's existing level. And maybe Jens, you will go through some of the transaction overview now on page no. 5.

0.04.41
Jens Lund
Sure. Thank you very much. And if we start with the purchase price, it is a little bit unconventional because we offer shares. We normally pay in cash but we have offered 2.375 DSV share per Panalpina shareand this gives us an enterprise value of approximately CHF 4.6 billion. Here we have not taken our IFRS 16 into account because I think all the comparable transaction multiples that we all sit with are pre-IFRS 16 so we still use in our communication so we certainly pay a high EBITDA multiple of 28 times and I think that should be attractive to all the Panalpina shareholders.

So we are talking about an implied offer of almost CHF 196 per share but of course it depends on the exchange ratio as well as the DSV share price so the value will be sort of moving at little bit as we go along. So we will issue approximately 56 million new shares and that is equivalent to 23% of the DSV share capital today.

So on the offer, we can say that we have received support from the three major shareholders in Panalpina which we are very grateful for and it means that 69.9%, I think, in daily speak we will say 70% of the shareholders they support us on the transaction and actually we already have the capital in place that is required to secure the transaction. We would want more acceptance from the shareholders because it would make the integration even more smooth so that is what we are targeting for that we get the remaining shareholders on board.

Then when we print new shares we have to issue a prospectus in the EU in Denmark and also a prospectus in the US taking care of US shareholders. Due to this and also of course for compliance filings we need to make when it comes to competition law etc. we expect that it will take 6 months before we will be able to close the transaction. It is a lot of hard work but the way we have evaluated it is that there should be no road blockers in this so that is a little bit on the prospectus and the settlement.

Then we have made some other agreements also to respect the Panalpina brand, the Panalpina team. We have decided that the list of companies should be rebranded to DSV Panalpina A/S and that will be done within a short period of time after closing. We will set up an integration committee taking care that we get a fair integration of the two entities so that we evaluate our staff on a transparent basis for the future setup where we have overlaps. We will see which functions can we keep. In the Panalpina headquarters, we have already made some concessions in relation to the local operation but there is also an evaluation that is going to take place about the other functions that are at the headquarters. Then we have also agreed that due to the fact that the Ernst Göhner Stiftung will become the largest shareholder in DSV they will have a representative on the DSV board and we look forward to that.

And on the dividend policy, we have also accepted to raise our payout ratio from 10% to 15%. Basically, our capital allocation model and our capital structure thinking should remain the same and I guess some of you guys would say that we have taken in too much equity – bankrolling this transaction. We will come back to you shortly on how we will reallign this so that we continue to have the capital allocation and the capital structure policy that we have run for years in DSV and which we think that our shares have appreciated a lot. So we will make sure that we reallign this and then we should be good to go on that point.

And I think now we move to the next slide

Jens Bjørn Andersen CEO
I can talk a little bit about that on page no. 6, I guess most of you guys, you have fairly good knowledge about Panalpina. CHF 6 billion in revenue. Panalpina is present in more than 70 countries so I think a combination we will be in about 90 countries. Of course, extremely strong capabilites in both air freight and sea freight with air freight just cross 1 million tonnes in 2018. If you do some modelling on the yield management, you have to take into account that approximately 20% of the volume is perishables, which carries a so much GP per unit and 5% is controlled directly by customers.

Also the combination will create strength in contract logistics and energy solutions where we will add approximately 10% to our solutions footprint today. Of course we are extremely excited about this strong customer relationships that Panalpina has. They are a well-known brand in the industry amongst the most well-known companies, the highest-quality companies, blue chip companies in the world and we are excited about the opportunity to come out and offer also DSV services to these customers. Panalpina has a special competence and know how in air freight with some freight assistance we have thoroughly analysed them in the process and we are excited also to see how that will work in a combined way. On sea freight, we are more or less the same size, Panalpina and DSV. We handle approximately 1.5 million TEUs.

What you also here have to bear in mind that is approximately 35% of that volume is related to freight management services which is non-NVOCC that could also carry a slightly lower GP per unit but all in all the combination is extremely good.

On page no. 7, you can see we are not – we have said that to you guys many times, we are not obsessed in any shape or form about League tables ??? 0.12.42 but we have always said big is beautiful. We still believe in that very much. We will now move in as a clear number four as the world's largest asset light freight forwarder and more importantly you should note that we will have a very strong position in air freight where we will be the world's second largest measured in volume and number four in both sea freight and road freight in Europe so it gives us some strength that we will utilise hopefully for the benefit of our shareholders.

Page no. 8. You can read it yourself. I am not going to spend too much time on that. You can see how the service offering is split between DSV and Panalpina and I think it is pretty self-explanatory and I have touched upon some of the points before. The same goes for page no. 9. You can see that we are diversifying the business mix and geography even more. We are pleased about that in DSV that we are now becoming stronger, in particular in APAC where the growth rates are much higher than what we see in EMEA, but also our very successful operations in Americas will be enlarged and this is exactly what we have been trying to do for many years and we are pleased about that also.

So on a pro forma basis you can see on page no. 10 some numbers. The revenues. We will get just below DKK 120 billion in turnover. There will be of course an uplift in EBIT and this is just the pro forma before synergies, bear that in mind, EBIT and you can see also the FTEs, how we will be approximately a little over 60,000 employees.

Speed is of essence now on page no. 11 you can see a timeline. We have done the pre-announcement of the public exchange offer today. Now we will work hard to do the filings to all relevant authorities. Then we will have to call in to an EGM where we will ask the shareholders to approve the capital increase and then we will work towards getting the regulatory approvals, as you can see. And we expect the settlement and the closing during Q4 and we will work our socks off to make this sooner rather than later. So before we go over to Q&A, just some key take aways.

We are very, very happy today, proud and honoured that we have managed to make a deal with the board of Panalpina. We are also very excited about the fact that we have close to 70% of the shareholders of the company supporting our offer. We think it makes a lot of sense. It has the characteristics of potential very, very high value creation for our own shareholders and of course the shareholders of Panalpina will also benefit from this. We put 5 points down here that kind of sum up why we think it is a good operation and a good transaction for us. I have talked about it before but I will touch upon the fact that we see some unique customer relationships, vertical expertise and then operational excellence in the company. There is no doubt that there is a lot of skillful employees that have a lot of knowledge and it is no secret that every time we join forces with another company we take a lot of new skills, a lot of new ways of working on board and when I travel around the world to see DSV today I can see clear footprints or markings of previous acquisitions that we have done. We are all coming from acquistions and we strongly believe that to be the case going forward. There will be a lot of commercial synergies and cross-selling opportunities also from the stronger network. And then of course there will also be some financial synergies in terms of consolidation of operations and administration and logistics facilities.

We will also have to establish the joint IT-infrastructure and leverage on the future digital investments. We believe this is maybe important for all our shareholders listening that the target is to be EPS accretive in year 2 after closing and our aspiration is very clearly to lift the operating margins towards DSV's existing levels. We have done that in the past and we very much aspire also to do that. You will need to respect that we cannot talk too much about the business case. It will be inappropriate at this early stage and hard synergy number but we, of course, look forward to coming back to you on that when we do the closing of the deal. I think that was it for now.

On page number 13, you will see the instructions as to how to dial in and we would be pleased to take your calls from now on. Thank you very much.

0.19.06
Operator
Thank you. Ladies and gentlemen, if you have a question for the speakers, please press 01 on your telephone keypad now. Our question comes from the line of David Kerstein from Jefferies. Please go ahead. Your line is now open.

0.19.19
David Kerstein
Good morning gentlemen. Congratulations with the takeover of Panalpina. Two question please. First of all, why did you change the office project from all cash to all shares and I appreciate the comments around the capital allocation but does that mean that you will resume your share buyback programme now as well? And maybe related to this, what is the correct number of shares to work with? Is that 188 million before the 10 million ??? so will the 10 million in ??? 0.19.48 be used in the takeover? Secondly, regarding the synergy potential. How much do you anticipate will be from yield improvements and how much from commercial excellence improvements. Is there any measures you can take to improve the yields for

Panalpina and what – I saw your comments regarding the purchase ??? 0.20.11 in the business and what is the share of ??? services. Can you bring that up to a level in line DSV? Thank you very much.

0.20.21
Jens Bjørn Andersen CEO
Maybe I can talk a little bit about, of course a transaction like is very complex. We need to establish an agreement with all stakeholders. We had a good, what do you say, a very open and transparent dialogue with the company and as we progressed in the dialogue it became clear to us that it would be beneficial if the deal should be done, so to say, to offer all shares. As Jens alluded to before, this is a little bit different from what we normally do but we have taken everything into consideration. We felt that this was the right way to do it. When it comes to the synergies and then maybe Jens can talk about the capital allocation. There will be great synergies coming from a conversion ratio improvement. You are right on that. We have seen that many, many times in previous transactions. And then our industry logic also tells us that there will be certain room for improving the yields also. The combination to oversee the volumes in one system instead of two, to use the buying power we have towards the airlines and shipping lines and to operate and to utilise the capacity much better than we do as two individual companies will for sure also mean that we will have synergies and a potential to uplift the GP margin. Unfortunately, we cannot quantify that at this early stage. But maybe Jens a little bit on the share account and buybacks.

0.22.14
Jens Lund
So you are right, you know, that currently we have 188 million shares registered. We have had an EGM and we are currently cancelling 2 million shares so the right number going forward will be 186 million plus the number of new shares that we issue potentially when the deal closes so so I think that is a little bit on the share account. On the buyback, we will now evaluate how do we adjust the capital structure in the most efficient way. Will we do it just via the classic way we are doing it with safe harbour buybacks or should we use a model where we can take a larger step at a certain period in time. We will then come back with some information about that so you get more clarity on that but I trust that you understand that apart from stating that we keep our policy as we need to do a thorough investigation before we give guidance on a final roadmap, but you can rest assured that nothing has changed when it comes to buybacks and the target capital structure we have in the company.

0.23.36
Jens Bjørn Andersen CEO
And I think maybe that is the most important statement. We will not change our capital allocation policy. We will not de-lever, we will continue redistribute the earnings, the cash flow back to shareholders and in a bigger way now you can say when we don't take on new debt.

0.24.01
David Kerstein
Thank you very much, gentlemen. Good luck.

0.24.04
Operator
And the next question comes from the line Erik Bloo??? from Cabushavour ??? Please go ahead.

Eric ???
Yes, good morning. Thank you for taking my questions. The first is on the confession you alluded to and the cost extraction of what you need here. First of all is that a fair guess that if we use the template of UTi and we take on both your target of rating the Panalpina conversion ratio to your conversion ratio, the 350 million-400 million of restructuring charge would be necessary to combine two entities. That would be the first question. Second, I was wondering if you had the chance to discuss the current trading situation with Panalpina and whether that meant that you are comfortable with the consensus estimate that the market currently has for this year, especially given the air freight market environment that we saw at the back end of last year. And the third question is regarding the listing. Is there any plan to satisfy the Swiss shareholders of Panalpina to retain Swiss depository receipt or something of that nature that would allow them to remain shareholders of the Swiss entity. That was my questions, thank you.

0.24.33
Jens Lund
Thank you. I think if we start with the last one then I think on the listing we will evaluate this carefully.
We have a bit of time before we close the transaction. We have had a few inputs on it and we will see how many shares we are actually talking about because of course it comes with complexity and cost and I think let us say it is only 1 or 2% of our shares that is relevant for then we will probably not do it but if it is a higher proportion where it is of relevance we will carefully consider it so that is basically it. On the current trading of Panalpina I think that you appreciate that we cannot disclose anything about this. I think you are well aware from what I hear about the market movement and I think that I can say it is typically so that all players in the industry they are sort of impacted by the volumes going up or down.

Jens Bjørn Andersen CEO
But maybe I can just chip in. The question was also if we have had discussions with the board. Of course we have had discussions. We have been given access to due diligence so I think we have a fairly good idea about what is the current trading right now.

Jens Lund
But we cannot disclose anything on this. Then I think on the integration costs, I think I will not say anything about a specific number because now we need to detail the plans but in historical transaction the integration cost has been similar to the level of synergies, typically so at least I think from what we have seen so far this will probably also be the case in this transaction and then when we go a little bit further we will come with more precise information about this, but at this stage in the transaction apart from saying that we expect to get to the DSV level on the relevant ratios we cannot say more now.

0.27.49
Eric ???
Thank you.

0.27.51
Operator
And the next question comes from the line of Casper Blom from ABG. Please go ahead.

0.27.57
Casper Blom
Thanks a lot and also congratulations from my side. I note this has been high on the wish list for many years. If I may just follow up on the buyback and sorry for digging into this. I know you cannot comment too much but on the capital structure – maybe this is for Jens Lund – but would you be comfortable going all the way out to the maximum 2,000 at that EBITDA in a period where you are integrating a company like Panalpina or would you be more comfortable in maybe being a little bit lower. That is my first question. My second question, Jens Bjørn, you mentioned the opportunities for cross-selling more. Even though DSV has been highly successful the last many years it has still been my impression that maybe one of the areas where you could improve a bit was cross-selling between the different business segments in DSV. Is it your impression that this is something that Panalpina has been better at doing than DSV? And is there some learning that can be taken from Panalpina here? Those are my two questions, please.

0.29.03
Jens Bjørn Andersen CEO
Maybe I will just answer the last one before. You are right, we have grown a lot, we have outgrown the market now after UTi. We are very pleased about that. We have grown a lot with our existing customers who apparently like whast we give them, which is nice. We are pleased about that. We could improve when it comes to cross-selling between the divisions. When we say cross-selling it is more offering now a road capabilities to Panalpina's customers which is highly beneficial. We can also offer last mile distribution of the existing customers where Panalpina probably today will use external suppliers but also as the product becomes much more sophisticated now with Panalpina I am sure also our own air and sea customers will like what they see when we can come out with a much more competitive offer. We see very clear strength in Panalpina on the commercial side. They have a lot of vertical competence also that we do not have in DSV and we are very pleased about that and I think we can use that to our joint advantage going forward.

Then Jens maybe on the buybacks you ...

0.30.36
Jens Lund
I think if we should look at it as you say we will definitely lever the company up and it will be inside the level that we are talking about today ourselves – or looking at. I don't think it is a problem in integration to go close to that level that you are mentioning there because when we sort of create the value as we go along we will increase our earnings and I think that is something we have seen before. We are asset light so we generate a lot of cash all the time and we simply have to redistribute this to the shareholders in order to make sure that we stay lean so I think you can hear we are committed.

Casper Blom
That is very clear. Thanks a lot.

0.31.17
Operator
And the next question comes from the line of Andy Chau from Deutche Bank. Please go ahead.

0.31.22
Andy Chau ??? HEAR THIS AGAIN
Good morning. Three questions ??? Firstly in your outlook for EPS accretion in 2 years, I guess that is 2021. What sort of macro assumptions are you baking. I mean I guess maybe you have a crystal ball but it shows that we are sort of quite late cycle at the moment so what sort of flavours in terms of GDP ??? do you have out the next couple of years? And secondly in terms of the deal ??? which is quite unusual ??? clearly this deal is slightly different to the previous large deal so can you just sort of outline maybe some big picture? Do you have do anything sort of differently in terms of the deal and extracting and synergies. Do you have to tiptoe a little bit around sort of ??? time a little bit more than for other deals? And then just coming back on the third point in terms of cross-selling. ??? demonstrate sort of cross-selling so how will you do that? Will you get some hard targets in terms of cross-selling over and above you know the odd example? Here and there of cross-selling ??? cross-selling in the industry is pretty to achieve and secondly, you know, it is difficult to see from the outside ??? progress on that front. Thanks very much.

0.33.02

Jens Lund
I think on the ??? acquisition basically the assumptions we are using is we use the OECD assumptions typically when we make our forecasting. We do not claim that we are more knowledgeable in this area so that is basically what we are looking so if you for example in the bank you are working have another macro scenario which we see in certain banks then of course you have to adjust for this but I think that is at least how we approach it. I think when we talk about the brand or the name or concessions so that we cannot extrapolate synergies I think what we have been very adament about is that of course when we make a transaction of this nature we can make sure that the acquired company can see themselves in the structure. I think actually Panalpina has a particularly strong brand so it is very good for us to get that brand on board. On top of this, of course, at the end of the day we have to be able to extrapolate the synergies. Otherwise we cannot come back to our shareholders so we have the power we need to do the things that we typically do when we make an integration and we have not conceded about this. so I think...

Jens Bjørn Andersen CEO
It sounds a little bit negative when you use the word concession. We don't necessarily see it as a concession that we have to concede on anything. This is something we have done willingly. We are excited about the name. The brand is, as Jens said, you have to distinguish a little bit maybe from your industry and then from the supply chain and logistics industry. Out in the market it has a very high quality so we are very proud to now associate ourselves with this brand also.

0.35.05
Jens Lund
And then I think on cross-selling, I think we measure it internally these things and I think what we have experienced on cross-selling is that as you say it is always hard work to do the cross-selling but after UTi we can see that the proportion of business that operates with two or more divisions has grown and I think the complexity that comes with these large clients and the account planning, the whole executive sponsor plan that you have with these makes it possible for us to get access and to go in close and bid for these things and we do have internal reporting statistics where we follow up on it and as you say it could be higher but it is definitely an area where we are improving so I think that is what you can say about this. It is always something, you know, if you – we don't put too much in a business on this but we have put a little bit of emphasis in there as well.

0.36.13
Andy Chau
Thanks very much

0.36.15
Operator
And the next question comes from the line of Marcus Bellander from Nordea. Please go ahead.

0.36.20
Marcus Bellander
Thank you. Two questions if I may. The first question regarding synergies. I mean, you say that you are going to lift the margin of the combined entity towards the current margin of DSV which means that – it essentially means that you are going to lift the Panalpina margin to the same level as DSV but since Panalpina is 90% air and sea would it not be more reasonable to assume that you could lift towards air and sea division's margin? That will be my first question.

0.37.00
Jens Lund

It is clear that that is also our aspiration for the business that is comparable to the business that we operate.

0.37.11
Jens Bjørn Andersen CEO
But you have also to respect that we have said that out of courtesy, out of respect for the whole transaction it is too a discussion to talk too much about the hard synergy number. We will be delighted to come back to you with that later on. But you have to trust us, we think that we have a very strong case that 2% to the market ??? 0.37.36

0.37.38
Marcus Bellander
Okay, understood and a second question. ??? this transaction since you are paying all shares and kind of a lot of money. It is going to be highly dilutive for your work power ??? so will you also come back and revise your targets at some point when you present the synergies?

Jens Lund
I think you know ??? I think we said that we will readjust, you know the way we capitalise the company. I think if you define invested capital as a description of the asset, I think you will see that we have now sort of exceeded our ROI target I think this will mean that we get a slightly lower return on the invested capital and then we will when we have evaluated the whole thing make sure that we still are in line with the targets we have given. We will probably even have to re-address all our targets because as you know we have 2020 targets out there right now and I think, you know, that as you say, they all have to be re-assessed.

0.39.06
Marcus Bellander
All right, thank you.

0.39.09
Operator
And the next question comes from the line Edward Stanford from HSBC. Please go ahead.

0.39.10
Edward Stanford
Good morning and congratulations on the deal. Two questions, please. First, in ??? you talk about a joint IT infrastructure. Can you just perhaps go into a little bit more detail. Does that mean you will be running parallel systems or are you intending to migrate that of Panalpina into your own IT system in due course? And secondly you talk about a joint integration committee. Is that different from the way you have dealt with say UTi or is that consistent with previous deals? Thank you.

0.39.52
Jens Lund
I think basically on the IT infrastructure we will have one of each systems going forward. But of course we see that Panalpina has significant investments in IT platforms. We have significant investments in IT platforms as well. Then we will evaluate carefully which platform is best suited for the different services that we produce. It is only one IT system, it is a software stack, you call it, and there we will have to get more knowledge but we will not run overlapping systems. That does not make sense in a global network business that you have systems that run in parallel. I think that is a little bit on the IT side. When we talk about the integration committee we have a governance model that is very similar to the model we have today. We have then in order to give security of equal treatment sort of at top board that does not participate in day-to-day business but sort of oversees the transactions so that there is transparency on how we do it. I think that is something that is a little bit special for this transaction. We also did it on Frans Maas I can remember so it something we have done before but I think this will work well. We have a good setup for that and it should hinder us in doing the day-to-day work.

Jens Bjørn Andersen CEO
Please bear in mind also now that we will get also existing Panalpina shareholders on board now and of course we have made sure that we have aligned, so to say, the future strategy so you should not see them in any shape or form as in opposition to the way that we normally conduct business in DSV.

Edward Stanford
Thanks

0.42.07
Operator
And the next question comes from the line of Lars Heindorf from SEB. Please go ahead

0.42.13
Lars Heindorf
Good morning. Thank you. Two questions from my side as well. The first to Jens Lund, maybe. It is regarding the debt level. As I recall, previously you mentioned that there is a limit to how high a debt level you want or partly ??? tax yield and ???. Is there anything going forward that will you from levering up above a certain level?

0.42.41
Jens Lund
??? you know a target giving .. including the IFRS 16 adjustment of approximately two times so that we are below two times EBITDA. Of course you also have to bear in mind that the EBITDA can be somewhat higher. Given that the interest is so low. The interest rate, I think, is still beneficial for the shareholder if you look at it, you know, from a return perspective and reduce ??? debt in the way you bankroll the company so we will try to stick to what we have guided in the past and then we might end up in a situation once we have evaluated the whole situation we cannot say that now. We say okay, the tax rate might be 1% higher. At a group level this is how we want to go about it but then there will be a discussion of course internally what is the cost of capital? And what is the tax ratio? Really. That sort of E&O ??? 0.43.41. Do you get a tax yield or not on the debt side? But I don't think, given the interest rates that we see right now it should not really make too big a difference and it is really cheap to bankroll in a company for debt. So hopefully that answers your question.

0.44.02
Lars Heindorf
Yes, and then also just a short one regarding the buyback. Will you conduct buyback in the second half of this year as you normally do or will you stop these things now given the situation?

0.44.14
Jens Lund
We will try to put them into motion as soon as we can and here we have to speak to a lot of lawyers. We have spoken to many lawyers rights and then we will see how fast can we actually put them into motion. And then we will also this time as I spoke about try to evaluate if we are allowed to put them into motion should we re-adjust the model a little bit so that we perhaps you know make sure that when we issue all these shares that there is some demand at that point in time. We could perhaps structure a model that makes sure that there might be some shareholders that are not long-term DSV shareholders, they were a long time Panalpina shareholders so we will probably have to think a little bit about how we can make sure that there is some demand at that point in time, but we are not, we have been so focused on the deal and we will surely come back to all you guys on the other stuff but we see this is something that could potentially, you know, cause a bit of disturbance at that point in time.

0.45.35
Lars Heindorf
Okay. Lastly regarding the IT systems. I know you have been implementing and processing the IT-system in the ??? Is that going to be put on hold or, I mean, can you share any thoughts on now given the situation now?

0.45.50
Jens Lund
No we will continue with that. There is no real sort of integration going on in ??? 0.45.55 luckily so they can focus on the things that they are doing. Of course there will be some customers they need to meet and you know the cross-selling as we just spoke about earlier. But apart from that they will continue to do the work. They will have, of course, a bit of debate internally about resources and we now have enough time to try to calibrate this so that we are ready when we are ready to close.

0.46.30
Lars Heindorf
All right, thank you and congratulations

0.46.34
Operator
And the next question comes from the line of Damian Brewer from RBC. Please go ahead

0.46.39
Damian Brewer
Good morning. Congratulations again. Two questions please. First of all, in the presentation you talk about maintaining relevant functions and competences in Switzerland. Could you expand a little bit more on what you mean by that? Is that effectively a sub-head office in Switzerland or what is the anticipated outcome of what that would effectively do? And secondly, given the IT has been ??? covered as much as you can, can you talk about customers, whether you have had any initial reactions or in particular when you look at DSV and Panalpina how much of the customer base overlaps and how much attrition ??? 0.47.18 there for you to expect to come out of this combination?

0.47.21
Jens Lund
When it comes to the HQ functions, it is too early to say exactly how it is going to be made up but of course we will analyse very in depth the knowledge that we have around the globe, not only at the HQ but I am sure that Panalpina they have some competences that we don't have in DSV. If they sit in Basel, we would be more than happy to retain those as we have alway done. When we look at previous transactions, we have retained a very, very large proportion of the skills. When we bought ABX we have still a very large operations at their old head office in Brussels and also certain places of UTi are still very much intact also. When it comes to customers, there is a lot of antitrust regulation that we need to adhere to but we think that is a good mix. We have not had any reactions from any customers at this moment in time.

0.48.38
Damian Brewer
Okay maybe if I could also describe it differently. Given where are post UTi, when you envisaged UTi at the time versus where you are now how much sort of attrition did you see where there was customer overlapping in UTi on outcome rather than anticipation?

0.48.59
Jens Lund
I think basically, if we look at those numbers you know we typically do use sort of 5% in our business case. On UTi actually we saw less and also it is hard to measure because we had a few of their customers that initally left because there is extreme service issues ??? 0.49 and I think now there was a transaction and they said: Now we have had it. I don't think you will find the same service issues in Panalpina. They are a very stable and powerful operation so the customers they will come with a different mindset here. But what is interesting on the UTi thing is that most of these customers they have actually come back afterward now that we have got our house in order. We had good relations with them and then we managed to get in again and I will say if I look at all customer recording and general and on the major accounts, many of them they actually come from UTi and we see that we grow quite a bit with them so they are happy about about our services. Of course they get a broader offering and that is something that we typically don't put too much of in the business case, but I think if you look at our growth figures and stuff like that, that we have reported to market, you know. It clearly shows that there is some benefit there. We hope that we can do the same with Panalpina and their customers as well and I think we are on the conservative side if we put 5% in there for the business case.

0.50.42
Damian Brewer
Okay, got it. Thank you and sorry can I just ask one other which is just on working capital? Clearly, if you look at Panalpina's Q4 there is some sort of working capital issues as they implemented their own IT system changes. At this stage, does your business case assumptions about the way you combine making the assumptions on working capital, obviously that was one of the big surprises with UTi, you were able to make significant inroads into working capital in UTi. Is there any assumptions to that at this stage in Panalpina. Is it just an assumption that that stays as it is and that is an additional windfall if you get it.

0.51.21
Jens Lund
I think we have put really, you know, big changes in the working capital and they have a fairly high proportion of larger customers and we also see that with all ??? 0.51.31 customer that they ask for certain terms and conditions. I actually tend to believe that when you implement new IT then it is always something you can see in the working capital so you know I think it is actually a quite relevant explanation that they have come up with at ??? 0.51.59 How much can be recovered or how much is due to the IT and commercial pressure. It is always hard to tell and it also depends on the date because you know you get maybe the payments one day later, one day earlier and it means a great deal but..

0.52.18
Jens Bjørn Andersen CEO
Damien, I guess we can say when the integration is over 2-3 years from now we expect that the combined net working capital is better than it would have been as two individual companies so of course there is something, it is difficult to quantify and we have not put it into the business case so it would be some potential extra uplift, you could say.

Damian Brewer

Okay, got it. Thank you very much Thanks for your answers.

0.52.51
Operator
Thank you. The next question comes from Neil Glenn from Credit Suisse. Please go ahead. Your line is open.

0.52.58
Neil Glenn
Good morning. If I could ask three questions, please. The first one, just a quick one. I presume that the Panalpina dividend that has been proposed there is no change to that planned payout assuming it is approved. Just wanted to clarify that that is the case for your understanding. And then two: on the commercial opportunities hopefully opening to you but also the income level ??? 0.53.20 required to take advantage of them. Just interest for one, do you know where Panalpina customers currently procure road safe ??? 0.53.26 solutions and any colour on your understanding there would be very useful. And the second on that: Asia-Pacific is the greatest disparity in terms of size or the proportion of each network and Panalpina is bigger than you in Asia in terms of revenue so how different is Panalpina's approach to Asia according to your understanding and is it likely that its Asian business, its Asian sales effort will be folded into DSV's approach or is there scope for a more combined approach in Asia going forward?

0.54.00
Jens Bjørn Andersen CEO
I will just take the two last questions. It is far too early to say anything about it. We are very pleased about the size and the operations in APAC. I think a combination will be great. Like everything in a transaction, it would be the best of two worlds so we will carefully analyse the systems and then we will going forward be a combination so I think basically that is what we can say. They have especially within air freight, Panalpina is organised or they operate a little bit different from what we do with some fixed capacity and we are also excited to learn more about that so I think there is great potential in this combination. When it comes to road freight, it is just simply not information I have access to. I don't know where they procure road freight. Some of them probably procure it by DSV. Ha. Others could do it with both smaller local companies and some of the big guys but if we can combine the services I think we have a value proposition for the clients.

0.55.14
Jens Lund
I think it is important that when you do due diligency you get no names information on customer and vendor data. Otherwise, you would violate competition regulation and that is certainly something that we don't want. Because then we get the Danish Commissioner after us and that is not good because she writes big fines so we have been very diligent when it comes to that. On the dividend side it is a Panalpina decision, you know, they will pull through the dividend. It will be a pre-implementation if we sort of ask them to do something else but there is a mechanism in the contract that if they take out capital it will be adjusted at closing on the exchange ratio. So I think that is basically you know they will be paid what is equivalent at closing to 2.375 DSV shares and if they want to take a little bit of the return up front then they are allowed to do so, but in the long run it should be the same.

0.56.25
Neil Glenn
I understand, but just to be doubly clear on that given that that is already effectively a sunk decision or a sunk proposal that still would be reflected in the mechanism?

0.56.40
Jens Lund

I don't know. You did not hear it. We have some problems with the technique

Neil Glenn
Sorry, just to repeat that. So Panalpina has obviously proposed the dividend already so that predates this transaction and the agreements but it still would be captured in any adjustment or are you just talking about any deficients that are made from here on out?
0.57.06
Jens Lund
No that was not the case. If we would have written 2.375 + the dividend.

0.57.13
Neil Glenn
Yes, okay. Thank you.

0.57.18
Operator
And the next question comes from the line of Tobias Seteck from Midfirst Bank. Please go ahead.

0.57.23
Tobias Seteck
Yes thank you. Just two small ones from me remaining. Firstly, following up on Edward's question on the integration committe. Could you just elaborate what the mandate of that committee is. Does it have any formal say in the integration process or is it just an advisory committee? And secondly, Jens, you said you were allowed to do due diligence. Could you just expand a little bit on how deep you were ??? allowed to look into Panalpina's books over the past two months. Thank you.

0.57.54
Jens Lund
I think, if we take the integration committee, what it will do is it will secure that there is a framework in place so that we get a fair and equal treatment of all our employees. That is the one thing that it will do and the other thing is that it will receive reporting on how we are progressing when it comes to that. So I think that is the role of the committee so that we ensure that also our new colleagues they have the same chance in an integration and it is not sort of biased unfairly towards DSV so I think that is basically the role of the committee. Then, when it comes to the due diligence, I think we have had sort of a customary due diligence for this type of process and we have had a chance to ensure that we can give comfort to our own board that this is a solid company that we are buying that it is a house that is well kept and well in order and we were happy to confirm that.

0.59.10
Tobias Seteck
Thank you. Very clear.

0.59.15
Operator
And the next question comes from the line of Robert Joynson from Exane BNP. Please go ahead

0.59.21
Robert Joynson

Good morning everybody and congratulations from my side as well. Just the first question on the margin target. You ??? 0.59.27 said that the aspiration is to lift the operating margin towards the DSV level but clearly you did better than that with the DSV margin now standing materially above what it was before that deal. I appreciate it is too early to talk about synergies in any detail but is that a possibility in this case as well? Or are there any factors that would make that more difficult in this instance?

0.59.57
Jens Lund
Yes, I think that is alway a possibility. We have said it many times that you know the larger we got the more productivity we could get out of it but to use this as an assumption in a business case, it is quite a bold statement so you know we ??? 1.00.18 go with what we know and if there is some extra uplift or whatever on the productivity side from what we know today then that will a nice surprise.

1.00.36
Robert Joynson
Great, thank you. And then just a second question on the cash returns. Historically, DSV made progressive share buybacks in addition to the dividend but I guess the nature of this deal would suggest that a larger one-off return is possible. Is that something which is being considered or is it just too early to say?

1.00.58
Jens Lund
In fact, we would like to readjust this capital structure situation that we have and we would also take into consideration when the deal closes so that there is no overflow at that point in time. So that is sort of two things that we are looking into how to structure that in the most constructive way.

1.01.23
Jens Bjørn Andersen CEO
Yes, and if the question was if it could be like you said a special dividend then you should probably assume that it is more in the form buybacks than special dividends.

1.01.38
Robert Joynson
Got it. Okay, thank you. And then just a final question, a bit of a housekeeping one, really. You said that 20% of Panalpina's air freight volume is perishable and 5% customer controlled and then in ocean 35% of that volume is freight management services on NVOCC. Could you just tell us what the corresponding figures are for DSV on a ??? 1.02.01 basis?

1.02.03
Jens Lund
I don't think I can do that. I think we have sort of virtually no perishable busines and we have no customer control business on the air freight side. And when it comes to the sea freight, I will say that it is less than 5% freight management. I don't know if we do it somewhere, but it might be that we do it here and there so we would just to be on the safe side, we will say less than 5%. It is probably closer to nil.

1.02.37
Robert Joynson
That's great. Very clear and congratulations once again.

Jens Bjørn Andersen and Jens Lund
Thank you

1.02.41
Operator
And the next question comes from the line of Finn Bjarne Pedersen from Danske Bank. Please go ahead

1.02.46
Finn Bjarne Pedersen
Yes good morning and congratulations from my side as well. It seems like a little bit different structure than the normal deal you but I will just have two questions as most of my questions are already answered. I would say what is in particular .. what is it that you are most happy about with the deal and secondly where do you see the biggest risk in this integration which seems like more like an integration among equals and so it should be.

Jens Bjørn Andersen CEO
Yes with some good questions, Finn, so we are pleased about the fact that we have managed to join forces with one of the strongest players within our space. It is a combination we have been looking at for many years. I think you yourself, you have even made some report what will happen if we were successful so it is also something that we see that there has been some speculation about. I think what excites us about it is of course that we think it can generate value for our shareholders and for our customers. This is of course extremely important and that is basically why we go to work. Of course we can also create a fantastic work environment for our staff. We have grown the number of people with 3,000 since we bought UTi so we will also generate jobs going forward. Of course, there is a whole risk catalogue we go through when we do an acquisition like this and of course it is important to maintain the value in the company in the form of the employees and the customers and we have a plan to safeguard that so of course we need to have firm hand on the integration of IT also unless that happens of course that also represents a risk but we have certain expertise when it comes to that and I am sure that we will follow our plans and we will do what is necessary on the IT side also.

1.05.12
Finn Bjarne Pedersen
So if you have to summarise it. If I just, the final question: What is different from previous acquisitions?

1.05.23
Jens Bjørn Andersen CEO
I would say not a lot. I mean compared to our size now, it is not more complex than what we have seen. It is a crystal clear air and sea business. By most at least, Panalpina. We are happy about that. I don't think you should consider it as very different from what we have done in the past. You might sense that it is different. It is just a sign that we do show the deepest respect for the value of the company and of course we want to illustrate also to the shareholders of DSV and also Panalpina that we take this extremely seriously and that we will take good care of the money and the investments of the shareholders but also, believe me, we have a solid business case behind us.

1.06.17
Finn Bjarne Pedersen
Thank you

1.06.21
Operator
And the next question comes from the line of Daniel Roeska from Bernstein Research. Please go ahead.

1.06.25
Daniel Roeska
Thank you very much. So many congratulations from me as well. Two questions, if I may. I would like to come back to the question Ed asked earlier in respect to the systems landscape. Given the different customer and product structures between these ??? 1.06.38 and looking at ??? and ??? respective, do you see both systems capable of handling the combined business on ??? already or is there more work and if there is more work what are the respective areas you would most likely do some more work on to kind of see which of the systems will stay around because you said earlier that you were striving for a combined system stack in the end. And secondly, one of DSV's core issues ??? 1.07.07 has definitely been a high degree of standardisation, ??? business driving a better conversion rate. Also given Panalpina's slightly different mix in customers and in products do you envision that to change kind of going back to the UTi deal where you took some cuts to the value portfolio or how do you think about that going forward in the combined entity. Kind of the change of the product and customer strategy. Thanks

1.07.39
Jens Lund
I think we have to discuss first the assumption for the conversation. I think actually that there has been a perception in the market that Panalpina has larger customers than we have. This is not the case. And I think that changes the whole debate about this so it means that we already have the capabilities that are required in order to produce the volumes on our platform. But that does not means that it necessarily should be our platform. It could easily also be their platform that we will use. We have to evaluate this carefully. Of course, as you briefly touched upon, we do have a high productivity so we need to understand there are many things that lead to productivity. It is not only that you buy a computer programme but it is also how you are organised and stuff like that. So we will have to go in and evaluate this. I think if you look at customer reporting, customer interaction in general, you know, booking platforms, whatever, I think everybody is looking at consolidated infrastructure, consolidated data and that is what you call standardisation. It is probably fair to say that we have been working hard at DSV on this. I know that there has been a lot of hard work in Panalpina as well. So to measure that going forward, I don't think from a service point of view we don't have issues with the customer but I think of course we have to figure out how we do it in the right way together with the customers but I think it is important that we eliminate this conception that there has been in the market that we have some small customers and we don't serve customers with a certain size. I think that is probably something we have not been too clear about either. So I think now we can clear away at least this sort of misconception.

1.09.51
Daniel Roeska
Okay, maybe if I could rephrase that so does that mean that the kind percent revenues in the combined entity by large, medium and small customer as you would want to look at this would largely stay unchanged from these positions today?

1.10.09
Jens Lund
Yes, I don't think it will be a very big difference from what we see today, actually so I think that will be the same. I think also if you look at the numbers of course on the air freight side where you expect some kind of .. on the sea freight we have had the volumes as Panalpina had and of course on the control side, on the air freight, excluding the perishables, I think we have a similar type of operation so I think it cannot surprise that we also have a customer mix that is fairly similar. Also remember that our customers they also come from UTi and ABX and I think if you go way back with the DSV we probably had smaller customers at that point in time.

1.10.99
Daniel Roeska
Okay. Very clear. Thank you.

1.11.04
Operator
As there are no further questions I will hand back to the speakers.

Jens Bjørn Andersen CEO
Okay, thank you very much for your interest and extensive questions. We were pleased that we could answer them. We will stay close to the investor community if you have follow-up questions you know how to reach us. We will now go to Switzerland. We look forward to seeing our new colleagues in Basel in some hours. It is a day of joy at DSV today. We are pleased about this achievement. We know that we have some hard work ahead of us. We are sure that it will be a great and successful combination and I would like to thank all the employees of DSV for also making this happen and also I would like to use this opportunity to welcome all our colleagues at Panalpina if you are listening in. I think you will like what you see. And together we will be much stronger than we were as two individual companies. So thanks for listening in. We will get back to you when we have the Q1 numbers coming out and in the meantime we will stay in touch. Thank you and bye bye.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that reflect the parties’ current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as “estimate,” “expect,” “target,” “plan,” “project,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Ernst Göhner Stiftung; expected financial results and characteristics of the combined company; expected timing of the launch and closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; and the expected benefits of the proposed transaction, including related synergies. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Risks and uncertainties include: the ability of DSV A/S (“DSV”) to integrate Panalpina Welttransport (Holding) AG (“Panalpina”) into DSV’s operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Panalpina) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in DSV’s and Panalpina’s public disclosures.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the risk factors included in any public disclosures of DSV or Panalpina, and the Registration Statement on Form F-4 (the “Registration Statement”) that DSV plans to file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the transaction if a vendor placement is not implemented. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document does not constitute or form part of any offer to exchange or acquire, or a solicitation of an offer to exchange or acquire all of the registered shares of Panalpina (the “Panalpina Shares”).  This document is not a substitute for the (i) Swiss offer prospectus, (ii) listing prospectus for new DSV shares or (iii) the preliminary prospectus / offer to exchange expected to be included in the Registration Statement to be filed with the SEC if a vendor placement is not implemented with respect to the holders of the Panalpina Shares who are located in the United States and are not qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) ((i) to (iii) collectively, the “Offer Documents”). The Offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or pursuant to a vendor placement or another applicable exception from the registration requirements pursuant to the U.S. securities laws.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENTS (INCLUDING, IF FILED, THE REGISTRATION STATEMENT) AND ALL OTHER RELEVANT DOCUMENTS THAT DSV OR PANALPINA HAS FILED OR MAY FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SWISS OR DANISH REGULATOR WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DSV, PANALPINA, THE TENDER OFFER AND RELATED MATTERS.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. DSV does not accept any responsibility for any violation by any person of any such restrictions. The Offer Documents and other documents referred to above, if filed or furnished by DSV with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to DSV A/S Hovedgaden 630 - P.O. Box 210; 2640 Hedehusene, Denmark or calling +45 43 20 33 92 or +45 43 20 31 93.